DAC Technologies Group International, Inc.
12120 Colonel Glenn Road, Suite 6200
Little Rock, Arkansas 72210
May 5, 2008
Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	DAC Technologies Group International, Inc. Form 10-KSB for the fiscal year ended December 31, 2007 Filed March 31, 2008 File No. 0-29211
Dear Mr. O’Brien:
     In response to your letter dated April 24, 2008, we hereby provide the following responses (italicized) to your questions and comments.
Form 10-KSB for the year ended December 31, 2007
Management’s Discussion and Analysis, page 16
Results of Operations. page 16
1. You state on page 17 that the decrease in your gross profit margins during 2007 is a direct result of price increases from your manufacturers for many of your products, particularly in the gun cleaning and maintenance area. Rising commodity prices, particularly for brass, metal, wood and plastic resulted in increased costs for raw materials, which were passed on to the Company in price increases. Please clarify how you recover these price increases to counter the declines in your margins, if at all.
As we disclosed, the Company has not to date sought to recover these price increases for our products, which has resulted in declining margins. We recognize that the customary method of recovering these increased costs would be to increase our prices to our customers. This is difficult for us to accomplish due to the nature of our customer base. Since a significant portion of our sales are to national retailers and distributors (e.g. 66% of our 2007 sales business is through Wal-Mart alone), at this time we have chosen not to do so with minor exceptions. We were able to increase our prices to some of our smaller customers (approximately 15% of our customer base) in June 2007 and will reflect this percentage in future filings.
We note your disclosure on page 8 that you do not pass any R&D costs incurred by our manufacturers onto your customers. Please quantify for us and revise future filings to describe the effects of not being able to pass R&D costs onto customers on your income from operations.

Since we do not design nor create customized specifications, we do not directly generate R & D costs. The nature of our relationship with our Chinese trading company does not require that either they or our manufacturers disclose what, if any, R & D costs are incurred in connection with the new products we bring on line. In other words, any R & D costs are subsumed in the pricing to our Company, but are unknown to the Company. Consequently, to the extent, if any, that our manufacturers pass along to us, through the price of products they manufacture for us, any R & D costs they incur, these costs are recovered through the pricing of these products to our customers. We will revise our future filings to reflect this explanation.
Finally, in future filings, please quantify the effect of each factor you have identified contributing to a material increase or decrease in revenues, gross margins, or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.
We are uncertain as to the requirements of this request beyond what we have disclosed. When price increases are communicated to us it is invariably accompanied by an explanation that the cost of raw materials has increased. We receive no breakdown from our manufacturers regarding the cost increase for the individual raw commodity such as brass, plastic, etc.
2. You state on page 17 that the decrease in selling and shipping expenses during 2007 was due mainly to cost savings measures initiated in the shipping department, most notably in freight costs, which decreased 30%. Please describe to us what these cost savings measures entail, how long you anticipate realizing the benefits therefrom, and why freight costs have decreased so significantly when it does not appear that there has been an accompanying decrease in shipments made. Refer to Item 303(a)(3) of Regulation S-K.
Prior to 2007, we selected freight carriers based upon the discount each offered to secure our business. We would use this one carrier for all shipments. In March 2007, we began obtaining spot quotes from six to ten carriers for each and every LTL shipment of our products. This has allowed us to take advantage of lower freight rates that some carriers are able to offer for shipments to certain areas of the country they cover, as opposed to other carriers. By having several carriers compete for each and every shipment, we reduced our total outbound freight costs from $406,182 in 2006 to $286,187 in 2007. We intend to continue these procedures indefinitely until a more cost efficient method is determined that will save the Company freight costs in the future. However, we also expect that future freight costs may very well increase simply due to fuel surcharges that freight carriers will most certainly increase due to gas and oil prices.
Controls and Procedures, page 20
3. We note your material weakness identified and the steps you have taken to mitigate the risks related to it. Please revise future filings to include the language pursuant to Item 308(c) of Regulation S-K. That is, please disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Future filings will include language required pursuant to Item 308(c) of Regulation S-K, when appropriate.
Statement of Cash Flows, page F-7
4. Please tell us your consideration of paragraph 20a of SFAS 95 in classifying purchases of treasury stock as an investing activity. Alternatively, please revise future filings beginning with your Form 10-Q for the period ended March 31, 2008, to show such purchases in the financing activities section.
We have reviewed paragraph 20a of SFAS 95 and agree, based upon this paragraph that the purchase of treasury stock should be shown as a financing activity on the Statement of Cash Flows. We will reflect such transactions accordingly in future filings.
Due From Factor, page F-14
5. You disclose that the factoring agreements provide for fees of .65% to 1.8% monthly on the gross face value of each invoice, depending on the creditworthiness and location of an account. Please tell us and disclose herein in future filings where you classify the factoring fees charged pursuant to your factoring agreements.
The factoring fees charges to the Company pursuant to its factoring agreement are included in “Interest expense” on the Company’s Consolidated Statement of Income. This fact will be disclosed in future filings.
17. Financial Information by Business Segment, page F-20
6. You state that your four business segments are security products, gunlocks, safes and non-security products. However, the segments listed in the tables that follow your statement, which show revenues, income before income tax provision, and identifiable assets, do not appear to match the aforementioned descriptions. That is, you show your segments as gun cleaning and maintenance, hunting and camping, gun safety, and other. Please clarify for us what your segments are, and revise future filings accordingly.
Our segments, as disclosed on page 3, and in the table noted on page F-20, are gun cleaning and maintenance, hunting and camping, gun safety, and other. Prior to 2006, our segments were Security products, gunlocks, safes, and non-security products. We simply have failed to update and correct this change in the introductory paragraph included under Footnote 17. Financial Information by Business Segment. This correction will be made in future filings.

In connection with our response to staff comments included herein, we acknowledge that:
➢	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

➢	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,
DAC Technologies Group International, Inc.
/s/ Robert C. Goodwin
Robert C. Goodwin
Chief Financial Officer

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